Exhibit 3.6
CERTIFICATE OF ELIMINATION
OF
FIXED RATE NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES G
OF
THE ALLSTATE CORPORATION
Pursuant to Section 151(g) of the General Corporation Law
of the State of Delaware
The Allstate Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:
1.    On March 26, 2018, the Pricing Committee (the “Committee”) of the Board of Directors of the Corporation (the “Board”), pursuant to the authority vested in the Committee and in accordance with the resolutions adopted at meetings duly called and held by the Board on November 18, 2014 and November 18, 2016, the provisions of the Restated Certificate of Incorporation and the Amended and Restated By-Laws of the Corporation and applicable law, adopted resolutions creating a series of shares of Preferred Stock, par value $1.00 per share, of the Corporation, designated as the “5.625% Fixed Rate Noncumulative Perpetual Preferred Stock, Series G” (the “Series G Preferred Shares”), of which 23,000 Series G Preferred Shares were authorized, and caused to be filed a Certificate of Designations of the Series G Preferred Shares (the “Certificate of Designations”) with the Secretary of State of the State of Delaware. The Corporation issued 23,000 Series G Preferred Shares.
2.    The terms of the Series G Preferred Shares provide that any Series G Preferred Shares that are purchased or otherwise acquired by the Corporation shall not be reissued as shares of such series and shall become authorized but unissued shares of preferred stock.
3.    All 23,000 Series G Preferred Shares that were previously issued have been redeemed by the Corporation pursuant to resolutions adopted by the Board (the “Redemption”). No Series G Preferred Shares remain outstanding, and no Series G Preferred Shares will be issued subject to the Certificate of Designations.
4.    Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Board adopted the following resolution:
“FURTHER RESOLVED, that, following the Redemption, all matters set forth in the Certificate of Designations with respect to the Series G Preferred Shares be eliminated from the Restated Certificate of Incorporation of the Corporation.
FURTHER RESOLVED, that, following the Redemption, the Authorized Officers be, and hereby are, authorized and directed to file a Certificate of Elimination with the Secretary of State setting forth a copy of these resolutions whereupon all matters set forth in the Certificate of Designations with respect to the Series G Preferred Shares shall be eliminated from the Restated Certificate of Incorporation of the Corporation and the Series G Preferred Shares shall resume the status of authorized and unissued shares of preferred stock, par value $1.00 per share, of the Corporation, without designation as to series.”
5.    Accordingly, pursuant to the provisions of Section 151(g) of the DGCL, upon the filing of this Certificate of Elimination, the Restated Certificate of Incorporation of the Corporation, as heretofore amended, shall be amended so as to eliminate therefrom all reference to the Series G Preferred Shares, and the shares that were designated to such series are hereby returned to the status of authorized but unissued shares of preferred stock, par value $1.00 per share, of the Corporation, without designation as to series. This Certificate of Elimination shall not affect the total number of authorized shares of capital stock of the Corporation or the total number of authorized shares of preferred stock.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer this 1st day of May, 2023.

THE ALLSTATE CORPORATION

By:/s/ Christine M. DeBiase
Name: Christine M. DeBiase
Title: Executive Vice President, Chief Legal Officer, General Counsel, and Secretary